Exhibit 99.7
IFRS USD Earning Release

INDEPENDENT AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”), and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at September 30, 2025, the Condensed Consolidated Statement of Comprehensive Income for the three months and six months ended on that date, the Condensed Consolidated Statement of Changes in Equity, and the Condensed Consolidated Statement of Cash Flows for the six months ended on that date, and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the “Interim Condensed Consolidated Financial Statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Interim Condensed Consolidated Financial Statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), of the consolidated state of affairs of the Group as at September 30, 2025, its consolidated profit and its consolidated total comprehensive income for the three months and six months ended on that date, its consolidated changes in equity and its consolidated cash flows for the six months ended on that date.

Basis for Opinion

We conducted our audit of the Interim Condensed Consolidated Financial Statements in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI, and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Interim Condensed Consolidated Financial Statements.

Responsibilities of Management and Board of Directors for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these Interim Condensed Consolidated Financial Statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Boards of Directors of the entities included in the Group are responsible for maintenance of the adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the Interim Condensed Consolidated Financial Statements by the Directors of the Company, as aforesaid.

In preparing the Interim Condensed Consolidated Financial Statements, the respective Boards of Directors of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the entities included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the Interim Condensed Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Interim Condensed Consolidated Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Interim Condensed Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Interim Condensed Consolidated Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Interim Condensed Consolidated Financial Statements, including the disclosures, and whether the Interim Condensed Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the Interim Condensed Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the audit of financial statements of such entities included in the Interim Condensed Consolidated Financial Statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the Interim Condensed Consolidated Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Interim Condensed Consolidated Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Interim Condensed Consolidated Financial Statements.

We communicate with those charged with governance of the Company and such other entities included in the Interim Condensed Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: October 16, 2025	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN: 25060408BMOCJS8357

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in US Dollars for the three months and six months ended September 30, 2025

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Comprehensive Income
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and Notes to the Interim Condensed Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgments
1.6 Recent accounting pronouncements
2. Notes to the Interim Condensed Consolidated Financial Statements
2.1 Cash and cash equivalents
2.2 Investments
2.3 Financial instruments
2.4 Prepayments and other assets
2.5 Other liabilities
2.6 Provisions and other contingencies
2.7 Property, plant and equipment
2.8 Leases
2.9 Goodwill and Intangible assets
2.10 Business combinations
2.11 Employees' Stock Option Plans (ESOP)
2.12 Income Taxes
2.13 Earnings per equity share
2.14 Related party transactions
2.15 Segment reporting
2.16 Revenue from Operations
2.17 Unbilled Revenue
2.18 Equity
2.19 Break-up of expenses and other income, net

INFOSYS LIMITED AND SUBSIDIARIES

(Dollars in millions except equity share data)

Condensed Consolidated Balance Sheet as at	Note	September 30, 2025	March 31, 2025
ASSETS
Current assets
Cash and cash equivalents	2.1	3,585	2,861
Current investments	2.2	1,420	1,460
Trade receivables		3,826	3,645
Unbilled revenue	2.17	1,612	1,503
Prepayments and other current assets	2.4	1,463	1,519
Income tax assets	2.12	3	348
Derivative financial instruments	2.3	4	23
Total current assets		11,913	11,359
Non-current assets
Property, plant and equipment	2.7	1,452	1,497
Right-of-use assets	2.8	720	738
Goodwill	2.9	1,295	1,182
Intangible assets		357	323
Non-current investments	2.2	1,225	1,294
Unbilled revenue	2.17	260	261
Deferred income tax assets	2.12	172	130
Income tax assets	2.12	226	190
Other non-current assets	2.4	444	445
Total Non-current assets		6,151	6,060
Total assets		18,064	17,419
LIABILITIES AND EQUITY
Current liabilities
Trade payables		432	487
Lease liabilities	2.8	312	287
Derivative financial instruments	2.3	56	7
Current income tax liabilities	2.12	630	567
Unearned revenue		1,016	994
Employee benefit obligations		375	340
Provisions	2.6	184	173
Other current liabilities	2.5	2,219	2,157
Total current liabilities		5,224	5,012
Non-current liabilities
Lease liabilities	2.8	674	675
Deferred income tax liabilities	2.12	190	202
Employee benefit obligations		12	11
Other non-current liabilities	2.5	277	264
Total Non-current liabilities		1,153	1,152
Total liabilities		6,377	6,164
Equity
Share capital - 5 ($0.16) par value 4,800,000,000 (4,800,000,000) equity shares authorized, issued and outstanding 4,145,309,946 (4,143,607,528) equity shares fully paid up, net of 9,091,403 (9,655,927) treasury shares as at September 30, 2025 (March 31, 2025)	2.18	325	325
Share premium		547	500
Retained earnings		14,664	13,766
Cash flow hedge reserves		(1)	(2)
Other reserves		865	1,171
Capital redemption reserve		24	24
Other components of equity		(4,790)	(4,579)
Total equity attributable to equity holders of the Company		11,634	11,205
Non-controlling interests		53	50
Total equity		11,687	11,255
Total liabilities and equity		18,064	17,419

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru October 16, 2025

(Dollars in millions except equity share and per equity share data)

Condensed Consolidated Statement of Comprehensive Income for the	Note	Three months ended		Six months ended
		September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Revenues	2.16	5,076	4,894	10,018	9,608
Cost of sales	2.19	3,516	3,400	6,933	6,659
Gross profit		1,560	1,494	3,085	2,949
Operating expenses
Selling and marketing expenses	2.19	254	221	512	454
Administrative expenses	2.19	241	240	480	469
Total operating expenses		495	461	992	923
Operating profit		1,065	1,033	2,093	2,026
Other income, net	2.19	112	85	234	186
Finance cost		12	13	24	26
Profit before income taxes		1,165	1,105	2,303	2,186
Income tax expense	2.12	325	327	654	644
Net profit		840	778	1,649	1,542
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(5)	10	(13)	12
Equity instruments through other comprehensive income, net		(1)	(1)	3	1
		(6)	9	(10)	13
Items that will be reclassified subsequently to profit or loss
Fair value changes on investments, net		(4)	10	10	15
Fair value changes on derivatives designated as cash flow hedge, net		–	(3)	1	(3)
Exchange differences on translation of foreign operations		(290)	17	(210)	6
		(294)	24	(199)	18
Total other comprehensive income/(loss), net of tax		(300)	33	(209)	31
Total comprehensive income		540	811	1,440	1,573
Profit attributable to:
Owners of the Company		839	777	1,647	1,540
Non-controlling interests		1	1	2	2
		840	778	1,649	1,542
Total comprehensive income attributable to:
Owners of the Company		538	809	1,437	1,570
Non-controlling interests		2	2	3	3
		540	811	1,440	1,573
Earnings per equity share
Basic ($)		0.20	0.19	0.40	0.37
Diluted ($)		0.20	0.19	0.40	0.37
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.13	4,145,208,267	4,141,806,535	4,144,593,296	4,141,043,772
Diluted (in shares)	2.13	4,151,315,578	4,150,537,764	4,151,441,800	4,150,210,087

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru October 16, 2025

Condensed Consolidated Statement of Changes in Equity

(Dollars in millions except equity share data)

	Number of Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Cash flow hedge reserve	Other components of equity	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2024	4,139,950,635	325	425	12,557	1,623	24	1	(4,396)	10,559	46	10,605
Changes in equity for the six months ended September 30, 2024
Net profit	–	–	–	1,540	–	–	–	–	1,540	2	1,542
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	12	12	–	12
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	1	1	–	1
Fair value changes on derivatives designated as Cash flow hedge, net*	–	–	–	–	–	–	(3)	–	(3)	–	(3)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	5	5	1	6
Fair value changes on investments, net*	–	–	–	–	–	–	–	15	15	–	15
Total comprehensive income for the period	–	–	–	1,540	–	–	(3)	33	1,570	3	1,573
Shares issued on exercise of employee stock options (Refer to note 2.11)	1,958,921	–	–	–	–	–	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.11)	–	–	49	–	–	–	–	–	49	–	49
Transfer on account of options not exercised	–	–	(1)	1	–	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	28	(28)	–	–	–	–	–	–
Transferred from other reserves to retained earnings	–	–	–	358	(358)	–	–	–	–	–	–
Dividends#	–	–	–	(1,389)	–	–	–	–	(1,389)	–	(1,389)
Balance as at September 30, 2024	4,141,909,556	325	473	13,095	1,237	24	(2)	(4,363)	10,789	49	10,838
Balance as at April 1, 2025	4,143,607,528	325	500	13,766	1,171	24	(2)	(4,579)	11,205	50	11,255
Changes in equity for the six months ended September 30, 2025
Net profit	–	–	–	1,647	–	–	–	–	1,647	2	1,649
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	(13)	(13)	–	(13)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	3	3	–	3
Fair value changes on derivatives designated as Cash flow hedge, net*	–	–	–	–	–	–	1	–	1	–	1
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	(211)	(211)	1	(210)
Fair value changes on investments, net*	–	–	–	–	–	–	–	10	10	–	10
Total comprehensive income for the period	–	–	–	1,647	–	–	1	(211)	1,437	3	1,440
Shares issued on exercise of employee stock options (Refer to note 2.11)	1,702,418	–	–	–	–	–	–	–	–	–	–
Financial liability under option arrangements	–	–	–	(1)	–	–	–	–	(1)	–	(1)
Changes in the controlling stake of a subsidiary	–	–	–	1	–	–	–	–	1	–	1
Employee stock compensation expense (Refer to note 2.11)	–	–	53	–	–	–	–	–	53	–	53
Transferred on account of options not exercised	–	–	(7)	7	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options (Refer to note 2.12)	–	–	1	–	–	–	–	–	1	–	1
Transferred from other reserves on utilization	–	–	–	47	(47)	–	–	–	–	–	–
Transferred from other reserves to retained earnings	–	–	–	259	(259)	–	–	–	–	–	–
Dividends#	–	–	–	(1,062)	–	–	–	–	(1,062)	–	(1,062)
Balance as at September 30, 2025	4,145,309,946	325	547	14,664	865	24	(1)	(4,790)	11,634	53	11,687

*	net of tax

#	net of treasury shares

(1)	excludes treasury shares of 9,091,403 as at September 30, 2025, 9,655,927 as at April 1, 2025, 10,237,261 as at September 30, 2024 and 10,916,829 as at April 1, 2024 held by consolidated trust.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru October 16, 2025

Condensed Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(Dollars in millions)

Particulars	Note	Six months ended
		September 30, 2025	September 30, 2024
Operating activities
Net Profit		1,649	1,542
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and amortization		268	276
Interest and dividend income		(72)	(73)
Finance cost		24	26
Income tax expense	2.12	654	644
Exchange differences on translation of assets and liabilities, net		67	(35)
Impairment loss recognized/(reversed) under expected credit loss model		4	11
Stock compensation expense		54	50
Provision for post sale client support		(12)	3
Other adjustments		77	105
Changes in working capital
Trade receivables and unbilled revenue		(506)	(327)
Prepayments and other assets		(8)	(25)
Trade payables		(52)	(18)
Unearned revenue		59	(16)
Other liabilities and provisions		279	146
Cash generated from operations		2,485	2,309
Income taxes (paid) / received		(345)	(259)
Net cash generated by operating activities		2,140	2,050
Investing activities
Expenditure on property, plant and equipment and intangibles		(155)	(117)
Deposits placed with Corporation		(79)	(69)
Redemption of deposits placed with Corporation		45	43
Interest and dividend received		65	65
Payment for acquisition of business, net of cash acquired	2.10	(76)	(377)
Payment of contingent consideration pertaining to acquisition of business		(1)	–
Other receipts		1	–
Payments to acquire Investments
Liquid mutual funds units		(4,161)	(4,010)
Certificates of deposit		(824)	(225)
Quoted debt securities		(367)	(126)
Commercial paper		(310)	(266)
Other investments		(3)	(2)
Proceeds on sale of investments
Liquid mutual funds units		3,801	4,069
Certificates of deposit		675	475
Quoted debt securities		711	148
Commercial paper		539	854
Net cash generated from investing activities		(139)	462
Financing activities
Payment of lease liabilities		(159)	(142)
Payment of dividends		(1,063)	(1,386)
Loan repayment of in-tech Holding GmbH		–	(118)
Other payments		(21)	(32)
Net cash used in financing activities		(1,243)	(1,678)
Net increase/(decrease) in cash and cash equivalents		758	834
Effect of exchange rate changes on cash and cash equivalents		(34)	(6)
Cash and cash equivalents at the beginning of the period	2.1	2,861	1,773
Cash and cash equivalents at the end of the period	2.1	3,585	2,601
Supplementary information:
Restricted cash balance	2.1	46	49

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru October 16, 2025

Overview and Notes to the Interim Condensed Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are approved for issue by the company's Board of Directors on October 16, 2025.

1.2 Basis of preparation of financial statements

The interim condensed consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values and defined benefit liability/(asset) which is recognized at the present value of defined benefit obligation less fair value of plan assets. Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2025. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The material accounting policy information used in preparation of the audited interim condensed consolidated financial statements have been discussed in the respective notes.

As the quarter and year to date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year to date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates and judgments

The preparation of the Interim condensed consolidated financial statements in conformity with IFRS requires Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, Management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to note 2.12)

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by Management. (Refer to note 2.10 and 2.9.2)

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to note 2.7)

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than it’s carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins. (Refer to note 2.9.1)

1.6 Recent accounting pronouncements

New and revised IFRS Standards in issue but not yet effective:

IFRS 18 Presentation and Disclosures in Financial Statements	Presentation and Disclosures in Financial Statements
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures	Amendments to the Classification and Measurement of Financial Instruments
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures	Contracts Referencing Nature-dependent Electricity

IFRS 18 – Presentation and Disclosures in Financial Statements

On April 9, 2024, IASB has issued IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 Presentation of Financial Statements from its effective date. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The new requirements are focused on the statement of profit or loss. IFRS 18 introduces three categories for income and expenses, that is, operating, investing and financing to improve the structure of the income statement. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, although early adoption is permitted. The Group is yet to evaluate the impact of the amendment.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features.

The effective date for adoption of these amendments is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Group is yet to evaluate the impact of these amendments.

On December 18, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, relating to factors an entity is required to consider in assessing the own-use requirements for contracts to buy and take delivery of nature-dependent renewable electricity; hedge accounting treatment for nature-dependent renewable electricity and related disclosures.

The effective date for adoption of these amendments is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

2. Notes to the Interim Condensed Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

Particulars	As at
	September 30, 2025	March 31, 2025
Cash and bank deposits	3,585	2,861
Total Cash and cash equivalents	3,585	2,861

Cash and cash equivalents as at September 30, 2025 and March 31, 2025 include restricted cash and bank balances of $46 million and $50 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company.

The deposits maintained by the Group with banks comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of the investments are as follows:

(Dollars in millions)

Particulars	As at
	September 30, 2025	March 31, 2025
(i) Current Investments
Amortized Cost
Quoted debt securities	8	20
Fair Value through other comprehensive income
Quoted Debt Securities	81	375
Certificates of deposits	551	410
Commercial Paper	195	426
Fair Value through profit or loss
Liquid mutual fund units	585	229
Total current investments	1,420	1,460
(ii) Non-current Investments
Amortized Cost
Quoted debt securities	49	173
Fair Value through other comprehensive income
Quoted debt securities	1,065	1,014
Quoted equity securities	9	7
Unquoted equity and preference securities	20	20
Fair Value through profit or loss
Target maturity fund units	54	54
Unquoted equity and preference securities	3	3
Others(1)	25	23
Total Non-current investments	1,225	1,294

Total investments	2,645	2,754
Investments carried at amortized cost	57	193
Investments carried at fair value through other comprehensive income	1,921	2,252
Investments carried at fair value through profit or loss	667	309

(1)	Uncalled capital commitments outstanding as on September 30, 2025 and March 31, 2025 was $12 million and $14 million, respectively.

Refer to note 2.3 for accounting policies on financial instruments.

Method of fair valuation:

(Dollars in millions)

Class of Investment	Method	Fair value as at
		September 30, 2025	March 31, 2025
Liquid mutual fund units - carried at fair value through profit or loss	Quoted price	585	229
Target maturity fund units - carried at fair value through profit or loss	Quoted price	54	54
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	58	213
Quoted debt securities- carried at fair value through other comprehensive income	Quoted price and market observable inputs	1,146	1,389
Commercial Paper - carried at fair value through other comprehensive income	Market observable inputs	195	426
Certificates of Deposit - carried at fair value through other comprehensive income	Market observable inputs	551	410
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	3	3
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	20	20
Quoted equity securities - carried at fair value through other comprehensive income	Quoted price	9	7
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	25	23
Total		2,646	2,774

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability carried at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

Primarily the Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transaction.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the interim consolidated statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the consolidated statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the interim condensed consolidated statement of comprehensive income.

2.3.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table ‘Financial instruments by category’ below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in interim condensed consolidated statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at September 30, 2025 are as follows:

(Dollars in millions)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	3,585	–	–	–	–	3,585	3,585
Investments (Refer to note 2.2)
Liquid mutual fund units	–	–	585	–	–	585	585
Target maturity fund units	–	–	54	–	–	54	54
Quoted debt securities	57	–	–	–	1,146	1,203	1,204 (1)
Certificates of deposit	–	–	–	–	551	551	551
Commercial Papers	–	–	–	–	195	195	195
Quoted equity securities	–	–	–	9	–	9	9
Unquoted equity and preference securities	–	3	–	20	–	23	23
Unquoted investment others	–	–	25	–	–	25	25
Trade receivables	3,826	–	–	–	–	3,826	3,826
Unbilled revenues (Refer to note 2.17)(3)	1,261	–	–	–	–	1,261	1,261
Prepayments and other assets (Refer to note 2.4)	870	–	–	–	–	870	869 (2)
Derivative financial instruments	–	–	1	–	3	4	4
Total	9,599	3	665	29	1,895	12,191	12,191
Liabilities:
Trade payables	432	–	–	–	–	432	432
Lease liabilities (Refer to note 2.8)	986	–	–	–	–	986	986
Derivative financial instruments	–	–	54	–	2	56	56
Financial liability under option arrangements (Refer to note 2.5)	–	–	85	–	–	85	85
Other liabilities including contingent consideration (Refer to note 2.5)	1,982	–	11	–	–	1,993	1,993
Total	3,400	–	150	–	2	3,552	3,552

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $1 million
(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2025 were as follows:

(Dollars in millions)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	2,861	–	–	–	–	2,861	2,861
Investments (Refer to note 2.2)
Liquid mutual fund units	–	–	229	–	–	229	229
Target maturity fund units	–	–	54	–	–	54	54
Quoted debt securities	193	–	–	–	1,389	1,582	1,602 (1)
Certificates of deposit	–	–	–	–	410	410	410
Commercial Papers	–	–	–	–	426	426	426
Quoted equity securities	–	–	–	7	–	7	7
Unquoted equity and preference securities	–	3	–	20	–	23	23
Unquoted investments others	–	–	23	–	–	23	23
Trade receivables	3,645	–	–	–	–	3,645	3,645
Unbilled revenues (Refer to note 2.17)(3)	1,195	–	–	–	–	1,195	1,195
Prepayments and other assets (Refer to note 2.4)	844	–	–	–	–	844	835 (2)
Derivative financial instruments	–	–	20	–	3	23	23
Total	8,738	3	326	27	2,228	11,322	11,333
Liabilities:
Trade payables	487	–	–	–	–	487	487
Lease liabilities (Refer to note 2.8)	962	–	–	–	–	962	962
Derivative financial instruments	–	–	3	–	4	7	7
Financial liability under option arrangements (Refer to note 2.5)	–	–	77	–	–	77	77
Other liabilities including contingent consideration (Refer to note 2.5)	1,932	–	3	–	–	1,935	1,935
Total	3,381	–	83	–	4	3,468	3,468

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $9 million
(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables, other assets and payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at September 30, 2025 is as follows:

(Dollars in millions)

Particulars	As at September 30, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	585	585	–	–
Investments in target maturity fund units	54	54	–	–
Investments in quoted debt securities	1,204	1,177	27	–
Investments in certificates of deposit	551	–	551	–
Investments in commercial paper	195	–	195	–
Investments in unquoted equity and preference securities	23	–	–	23
Investments in quoted equity securities	9	9	–	–
Investments in unquoted investments others	25	–	–	25
Others
Derivative financial instruments- gain	4	–	4	–
Liabilities
Derivative financial instruments - loss	56	–	56	–
Financial liability under option arrangements (Refer to note 2.5)(1)	85	–	–	85
Liability towards contingent consideration (Refer to note 2.5)(2)	11	–	–	11

(1)	Discount rate ranges from 9% to 15%
(2)	Discount rate ranges from 3% to 6%

During the six months ended September 30, 2025, quoted debt securities of $11 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $21 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 is as follows:

(Dollars in millions)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	229	229	–	–
Investments in target maturity fund units	54	54	–	–
Investments in quoted debt securities	1,602	1,533	69	–
Investments in unquoted equity and preference securities	23	–	–	23
Investments in certificates of deposit	410	–	410	–
Investments in commercial paper	426	–	426	–
Investments in quoted equity securities	7	7	–	–
Investments in unquoted investments others	23	–	–	23
Others
Derivative financial instruments- gain	23	–	23	–
Liabilities
Derivative financial instruments- loss	7	–	7	–
Financial liability under option arrangements (Refer to note 2.5)(1)	77	–	–	77
Liability towards contingent consideration (Refer to note 2.5)(2)	3	–	–	3

(1)	Discount rate ranges from 9% to 15%

(2)	Discount rate - 6%

During the year ended March 31, 2025, quoted debt securities of $35 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $65 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

Particulars	As at
	September 30, 2025	March 31, 2025
Current
Security deposits(1)	8	8
Loans to employees(1)	27	29
Prepaid expenses(2)	336	360
Interest accrued and not due(1)	75	99
Withholding taxes and others(2)(4)	297	332
Advance payments to vendors for supply of goods(2)	30	48
Deposit with corporations(1)(3)	357	345
Deferred contract cost
Cost of obtaining a contract(2)	39	40
Cost of fulfillment(2)	69	59
Other non financial assets (2)	9	11
Net investment in lease(1)	159	133
Other financial assets(1)	57	55
Total Current prepayment and other assets	1,463	1,519
Non-current
Security deposits(1)	31	32
Loans to employees(1)	1	2
Prepaid expenses(2)	35	33
Deposit with corporations(1)(3)	17	10
Defined benefit plan assets(2)	30	35
Deferred contract cost
Cost of obtaining a contract (2)	29	36
Cost of fulfillment(2)	102	103
Withholding taxes and others(2)(4)	61	63
Net investment in lease(1)	135	129
Other financial assets(1)	3	2
Total Non- current prepayment and other assets	444	445
Total prepayment and other assets	1,907	1,964
(1) Financial assets carried at amortized cost	870	844

(2)	Non financial assets
(3)	Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.
(4)	Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.5 Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

Particulars	As at
	September 30, 2025	March 31, 2025
Current
Accrued compensation to employees(1)	570	576
Accrued expenses(1)	1,070	991
Accrued defined benefit liability(3)	2	1
Withholding taxes and others(3)	387	381
Liabilities of controlled trusts(1)	19	20
Liability towards contingent consideration(2)	3	1
Capital Creditors(1)	34	61
Financial liability under option arrangements(2)(4)	71	64
Other non-financial liabilities(3)	1	1
Other financial liabilities(1)(5)	62	61
Total current other liabilities	2,219	2,157
Non-current
Accrued compensation to employees(1)	11	1
Accrued expenses(1)	216	221
Accrued defined benefit liability (3)	19	14
Liability towards contingent consideration(2)	8	2
Financial liability under option arrangements(2)(4)	14	13
Other non-financial liabilities(3)	9	12
Other financial liabilities(1)(5)	-	1
Total non-current other liabilities	277	264
Total other liabilities	2,496	2,421
(1) Financial liability carried at amortized cost	1,982	1,932
(2) Financial liability carried at fair value through profit or loss	96	80

(3)	Non financial liabilities
(4)	Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries.
(5)	The Group entered into financing arrangements with a third party towards technology assets taken over by the Group from a customer as a part of transformation project which was not considered as distinct goods or services as the control related to those assets was not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. As at September 30, 2025 and March 31, 2025, the financial liability pertaining to such arrangements amounts to $5 million and $8 million, respectively.

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance and cost of third party software and hardware.

2.6 Provisions and other contingencies

Accounting Policy

2.6.1 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Group settles the obligation.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post sales client support and other provisions

(Dollars in millions)

Particulars	As at
	September 30, 2025	March 31, 2025
Post-sales client support and others provisions	169	155
Provision pertaining to settlement (refer to note 2.6.2)	15	18
Total provisions	184	173

Provision for post sales client support and other provisions majorly represents costs associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the interim condensed consolidated statement of comprehensive income.

As at September 30, 2025 and March 31, 2025, claims against the Group, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.12) amounted to $112 million (991 crore) and $119 million (1,020 crore), respectively.

Amount paid to statutory authorities against the claims (excluding demands from income tax authorities- Refer to Note 2.12) amounted to $2 million (17 crore) and $1 million (8 crore) as at September 30, 2025 and March 31, 2025 respectively.

2.6.2 Legal Proceedings

McCamish Cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC (“McCamish”), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems. Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party eDiscovery vendor in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers.

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On December 20, 2024, the Court granted the parties’ joint motion to stay proceedings pending the parties’ efforts to resolve the lawsuit through mediation. On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish’s customers. On May 9, 2025, McCamish and the plaintiffs entered into a definitive settlement agreement, and the plaintiffs moved for preliminary approval of the settlement. Under the settlement terms, McCamish has agreed to pay $17.5 million into a fund to settle these matters. On July 16, 2025, the Court granted preliminary approval of the settlement. The settlement remains subject to final court approval. If approved, the settlement will resolve all allegations made in the class action lawsuits without admission of any liability.

During the three months ended March 31, 2025, McCamish had recorded an accrual of $17.5 million related to the settlement and had recognized an insurance reimbursement receivable of $17 million which has been offset against the settlement expense of $17.5 million in the Statement of Comprehensive Income. McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time.

Government Investigation

The U.S. Department of Justice (“DOJ”) is conducting an investigation regarding how the Company classified certain H-1B visa-recipient employees working for one of its clients in immigration documents filed with certain U.S. government authorities.  The Company is engaged in discussions with the DOJ regarding its ongoing investigation and has commenced its own inquiry regarding the matter.  At this stage, the Company is unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on the Company’s business and results of operations.

Others

Apart from the foregoing, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, may not have a material and adverse effect on the Group’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Includes solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the interim condensed consolidated statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended September 30, 2025 are as follows:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at July 1, 2025	173	1,369	637	1,082	391	6	3,658
Additions	1	–	4	47	1	–	53
Deletions**	–	–	(1)	(19)	(7)	(1)	(28)
Translation difference	(5)	(42)	(23)	(34)	(12)	–	(116)
Gross carrying value as at September 30, 2025	169	1,327	617	1,076	373	5	3,567
Accumulated depreciation as at July 1, 2025	–	(638)	(518)	(821)	(322)	(5)	(2,304)
Depreciation	–	(12)	(11)	(29)	(7)	–	(59)
Accumulated depreciation on deletions**	–	–	1	19	7	1	28
Translation difference	–	19	20	25	10	–	74
Accumulated depreciation as at September 30, 2025	–	(631)	(508)	(806)	(312)	(4)	(2,261)
Capital work-in progress as at July 1, 2025							130
Carrying value as at July 1, 2025	173	731	119	261	69	1	1,484
Capital work-in progress as at September 30, 2025							146
Carrying value as at September 30, 2025	169	696	109	270	61	1	1,452

The changes in the carrying value of property, plant and equipment for the three months ended September 30, 2024 are as follows:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at July 1, 2024	171	1,408	639	1,034	401	6	3,659
Additions	–	2	10	20	8	–	40
Additions - Business Combination (Refer to Note 2.10)	–	–	1	1	3	–	5
Deletions*	–	–	(4)	(13)	(4)	–	(21)
Translation difference	–	(2)	(2)	(2)	1	–	(5)
Gross carrying value as at September 30, 2024	171	1,408	644	1,040	409	6	3,678
Accumulated depreciation as at July 1, 2024	–	(602)	(507)	(785)	(325)	(5)	(2,224)
Depreciation	–	(14)	(12)	(37)	(10)	–	(73)
Accumulated depreciation on deletions*	–	–	4	12	4	–	20
Translation difference	–	1	2	2	–	–	5
Accumulated depreciation as at September 30, 2024	–	(615)	(513)	(808)	(331)	(5)	(2,272)
Capital work-in progress as at July 1, 2024							69
Carrying value as at July 1, 2024	171	806	132	249	76	1	1,504
Capital work-in progress as at September 30, 2024							80
Carrying value as at September 30, 2024	171	793	131	232	78	1	1,486

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2025 are as follows:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2025	173	1,371	632	1,088	386	6	3,656
Additions	2	1	12	71	6	–	92
Additions - Business Combination (Refer to Note 2.10)	–	–	–	1	–	–	1
Deletions**	–	(1)	(3)	(50)	(8)	(1)	(63)
Translation difference	(6)	(44)	(24)	(34)	(11)	–	(119)
Gross carrying value as at September 30, 2025	169	1,327	617	1,076	373	5	3,567
Accumulated depreciation as at April 1, 2025	–	(627)	(511)	(820)	(315)	(5)	(2,278)
Depreciation	–	(25)	(20)	(61)	(14)	–	(120)
Accumulated depreciation on deletions**	–	–	2	49	8	1	60
Translation difference	–	21	21	26	9	–	77
Accumulated depreciation as at September 30, 2025	–	(631)	(508)	(806)	(312)	(4)	(2,261)
Capital work-in progress as at April 1, 2025							119
Carrying value as at April 1, 2025	173	744	121	268	71	1	1,497
Capital work-in progress as at September 30, 2025							146
Carrying value as at September 30, 2025	169	696	109	270	61	1	1,452

**	During the three months and six months ended September 30, 2025, certain assets which were not in use having gross book value of $25 million (net book value: Nil) and $54 million (net book value: Nil) respectively, were retired.

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2024 are as follows:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2024	171	1,411	637	1,032	406	6	3,663
Additions	–	4	15	42	11	–	72
Additions - Business Combination (Refer to Note 2.10)	–	–	1	1	3	–	5
Deletions*	–	(5)	(7)	(32)	(11)	–	(55)
Translation difference	–	(2)	(2)	(3)	–	–	(7)
Gross carrying value as at September 30, 2024	171	1,408	644	1,040	409	6	3,678
Accumulated depreciation as at April 1, 2024	–	(590)	(498)	(765)	(322)	(5)	(2,180)
Depreciation	–	(27)	(24)	(77)	(20)	–	(148)
Accumulated depreciation on deletions*	–	1	7	31	11	–	50
Translation difference	–	1	2	3	–	–	6
Accumulated depreciation as at September 30, 2024	–	(615)	(513)	(808)	(331)	(5)	(2,272)
Capital work-in progress as at April 1, 2024							54
Carrying value as at April 1, 2024	171	821	139	267	84	1	1,537
Capital work-in progress as at September 30, 2024							80
Carrying value as at September 30, 2024	171	793	131	232	78	1	1,486

*	During the three months and six months ended September 30, 2024, certain assets which were not in use having gross book value of $12 million (net book value: Nil) and $ 27 million (net book value: Nil) respectively, were retired.

The aggregate depreciation expense is included in cost of sales in the interim condensed consolidated statement of comprehensive income.

Repairs and maintenance costs are recognized in the consolidated statement of comprehensive income when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary ‘Infosys Green Forum’ (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022, the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During fiscal 2024, the application filed by IGF for regularization of the provisional registration was rejected and registration cancelled vide order dated March 26, 2024 by Income Tax Commissioner (Exemption). IGF has filed an appeal before Income Tax Tribunal against the order.

The Group had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipments aggregating to $126 million and $109 million as at September 30, 2025 and March 31, 2025, respectively.

2.8 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Group considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right-of-use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended September 30, 2025:

(Dollars in millions)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of July 1, 2025	70	392	3	274	739
Additions*	–	14	–	56	70
Deletions	–	–	–	(20)	(20)
Depreciation	–	(21)	(1)	(35)	(57)
Translation difference	(2)	(10)	1	(1)	(12)
Balance as of September 30, 2025	68	375	3	274	720

*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the three months ended September 30, 2024:

(Dollars in millions)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of July 1, 2024	72	406	2	301	781
Additions*	–	13	1	47	61
Addition due to Business Combination (Refer to Note 2.10)	–	19	1	–	20
Deletions	–	(4)	(1)	(20)	(25)
Depreciation	–	(20)	(1)	(26)	(47)
Translation difference	–	1	1	6	8
Balance as of September 30, 2024	72	415	3	308	798

*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the six months ended September 30, 2025:

(Dollars in millions)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as at April 1, 2025	70	392	3	273	738
Additions*	–	34	–	99	133
Deletions	–	(2)	–	(43)	(45)
Depreciation	–	(43)	(1)	(67)	(111)
Translation difference	(2)	(6)	1	12	5
Balance as at September 30, 2025	68	375	3	274	720

*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the six months ended September 30, 2024:

(Dollars in millions)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2024	72	396	2	316	786
Additions*	–	46	1	81	128
Addition due to Business Combination (Refer to Note 2.10)	–	19	1	–	20
Deletions	–	(4)	(1)	(38)	(43)
Depreciation	–	(42)	(1)	(56)	(99)
Translation difference	–	–	1	5	6
Balance as of September 30, 2024	72	415	3	308	798

*	Net of adjustments on account of modifications

The aggregate depreciation expense on ROU assets is included in cost of sales in the interim condensed consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities as of September 30, 2025 and March 31, 2025:

(Dollars in millions)

Particulars	As at
	September 30, 2025	March 31, 2025
Current lease liabilities	312	287
Non-current lease liabilities	674	675
Total	986	962

2.9 Goodwill and Intangible assets

2.9.1 Goodwill

Accounting Policy

Goodwill represents purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized immediately in the net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

Particulars	As at
	September 30, 2025	March 31, 2025
Carrying value at the beginning	1,182	875
Goodwill on acquisitions (Refer to note 2.10)	52	309
Translation differences	61	(2)
Carrying value at the end	1,295	1,182

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.9.2 Intangible assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

2.10 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the interim condensed Consolidated Statement of Comprehensive Income.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of assets acquired and liabilities assumed.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisition

During the six months ended September 30, 2025 the Group, completed two business combinations by acquiring 100% partnership interests/voting interests in:

1)	MRE Consulting Ltd., a leading Energy and business consulting services company, headquartered in Texas, U.S. on April 30, 2025, which is expected to bring newer capabilities for the Group in trading and risk management, especially in the energy sector.

2)	The Missing Link Security Pty. Ltd., The Missing Link Security Limited and The Missing Link Automation Pty. Ltd. (collectively known as "The Missing Link"), a leading Cybersecurity service provider headquartered in Australia on April 30, 2025, which is expected to further strengthen the Group's capabilities in the cybersecurity sector and bolster its presence in the fast growing Australian Market.

The provisional purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(Dollars in million)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets (1)	14	–	14
Intangible assets:
Customer related#	–	26	26
Vendor relationship#	–	7	7
Brand#	–	2	2
Deferred tax liabilities on intangible assets	–	(5)	(5)
Total	14	30	44
Goodwill			52
Total purchase price			96

(1)	Includes cash and cash equivalents acquired of $12 million.

#	The estimated useful life is around 1 year to 7 years

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill amounting to $9 million is expected to be deductible for tax purposes.

The total purchase consideration of $96 million includes upfront cash consideration of $88 million and contingent consideration with an estimated fair value of $8 million as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 2% - 3%. The undiscounted value of contingent consideration as of September 30, 2025 was approximately $9 million.

Additionally, these acquisitions have retention bonus and management incentives payable to the employees of the acquiree over 2-3 years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Retention bonus and management incentives are recognized in employee benefit expenses in the Statement of Comprehensive Income over the period of service.

Fair value of trade receivables acquired is $23 million as of acquisition date and as of September 30, 2025, the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of $4 million related to the acquisition have been included under administrative expenses in the Consolidated Statement of Comprehensive Income for the three months ended June 30, 2025.

Proposed Acquisitions

On August 13, 2025, Infosys Singapore Pte. Ltd., a wholly owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 75% of the equity share capital in Telstra Purple Pty Ltd, including some of its subsidiaries (together known as Versent Group), Australia’s leading Digital Transformation Solutions Provider for a consideration including earn-outs and deferred consideration amounting up to AUD 233 million (approximately $152 million), excluding retention bonus and management incentives, subject to regulatory approvals and customary closing adjustments.

2.11 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in net profit in the interim condensed consolidated statement of comprehensive income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan)

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 9,091,403 and 9,655,927 shares as at September 30, 2025 and March 31, 2025, respectively under the 2015 plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at September 30, 2025 and March 31, 2025.

The following is the summary of grants during three months and six months ended September 30, 2025 and September 30, 2024:

Particulars	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
2015 Plan: RSU
Equity settled RSUs
Key Management Personnel (KMP)	–	–	277,077	295,168
Employees other than KMP	2,400	32,850	7,400	129,340
	2,400	32,850	284,477	424,508
2015 Plan: Employee Stock Options (ESOPs)
Equity settled RSUs
Key Management Personnel (KMP)	–	–	237,370	–
Employees other than KMP	–	–	5,412,790	–
	–	–	5,650,160	–
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	108,180	–
	–	–	108,180	–
Total Grants under 2015 Plan	2,400	32,850	6,042,817	424,508
2019 Plan: RSU
Equity settled RSUs
Key Management Personnel (KMP)	–	–	66,366	70,699
Employees other than KMP	–	–	–	6,848
	–	–	66,366	77,547
Total Grants under 2019 Plan	–	–	66,366	77,547

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2026. In accordance with such approval the following grants were made effective May 2, 2025.

-	230,621 performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

-	13,273 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

-	33,183 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore . These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of September 30, 2025, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments. The grant date for this purpose in accordance with IFRS 2, Share based payments is July 1, 2022.

Under the 2019 plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2026 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 66,366 performance based RSU’s were granted effective May 2, 2025.

Other KMP

Under the 2015 plan:

During the six months ended September 30, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved time based grants of 237,370 ESOPs to Other KMP under the 2015 Plan. These stock options will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the stock options would be the market price as on the date of grant.

The break-up of employee stock compensation expense is as follows:

(Dollars in millions)

Particulars	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
Granted to:
KMP	2	2	4	4
Employees other than KMP	25	23	50	46
Total (1)	27	25	54	50
(1) Cash settled stock compensation expense included in the above	–	1	1	1

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2026- Equity Shares-RSU	Fiscal 2026- Equity Shares-ESOP	Fiscal 2026- ADS-ESOP	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS-RSU
Weighted average share price () / ($ ADS)	1,507	1,554	17.93	1,428	18.09
Exercise price ()/ ($ ADS)	5.00	1,554	17.93	5.00	0.07
Expected volatility (%)	23-25	25-28	26-30	21-26	23-28
Expected life of the option (years)	1-4	3-7	3-7	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	6	6	4	7	4-5
Weighted average fair value as on grant date () / ($ ADS)	1,355	390	4.09	1,311	16.59

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 Income Taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the interim condensed consolidated statement of comprehensive income comprises:

(Dollars in million)

Particulars	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
Current taxes
Domestic taxes	280	279	550	555
Foreign taxes	82	97	168	180
	362	376	718	735
Deferred taxes
Domestic taxes	(23)	(31)	(39)	(59)
Foreign taxes	(14)	(18)	(25)	(32)
	(37)	(49)	(64)	(91)
Income tax expense	325	327	654	644

Income tax expense for the three months ended September 30, 2024 includes provisions (net of reversals) of $10 million. Income tax expense for the six months ended September 30, 2025 and September 30, 2024 includes provisions (net of reversals) of $13 million and provisions (net of reversals) of $17 million. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions

Deferred income tax for the three months and six months ended September 30, 2025 and September 30, 2024 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

As at September 30, 2025, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $226 million (2,003 crore). As at March 31, 2025, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $226 million (1,933 crore).

Amount paid to statutory authorities against the tax claims amounted to $137 million (1,213 crore) and $491 million (4,199 crore) as at September 30, 2025 and March 31, 2025 respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.13 Earnings per equity share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.14 Related party transactions

Refer Note 2.20 "Related party transactions" in the Company’s 2025 Annual Report on Form 20-F for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the six months ended September 30, 2025, the following are the changes in the subsidiaries:

.	Infosys Energy Consulting Services LLC , a wholly-owned subsidiary of Infosys Nova Holdings LLC was incorporated on April 16, 2025.

.	Infosys Saudi Arabia LLC, a wholly-owned subsidiary of Infosys Limited was incorporated on April 21, 2025.

.	Infosys Australia Technology Service Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited was incorporated on April 23, 2025.

.	On April 30, 2025, Infosys Nova Holdings LLC , a wholly-owned subsidiary of Infosys Limited, acquired 98.21% of partnership interests in MRE Consulting Ltd along with its subsidiary MRE Technology Services, LLC. The remaining 1.79% was acquired by Infosys Energy Consulting Services LLC , a Wholly-owned subsidiary of Infosys Nova Holdings LLC.

.	On April 30, 2025, Infosys Australia Technology Service Pty Ltd, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in The Missing Link Automation Pty Ltd, The Missing Link Network Integration Pty Ltd and The Missing Link Security Pty Ltd along with its subsidiary The Missing Link Security Ltd

.	in-tech Automotive Engineering de. R L de. C V, a wholly-owned subsidiary of in-tech GmbH has been liquidated effective May 07, 2025.

.	On May 13, 2025, Infosys Singapore Pte Ltd diluted 2% stake of HIPUS Co., Ltd to Mitsubishi Heavy Industries, Ltd.

.	Infosys BPM Canada Inc, a Wholly-owned subsidiary of Infosys BPM UK Limited was incorporated on July 28, 2025

.	Infosys Germany Gmbh, a Wholly-owned subsidiary of Infosys Singapore Pte Ltd merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective September 24, 2025

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(Dollars in millions)

Particulars	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	4	4	7	7
Commission and other benefits to non-executive/ independent directors	–	–	1	1
Total	4	4	8	8

(1)	Total employee stock compensation expense for the three months ended September 30, 2025 and September 30, 2024 includes a charge of $2 million and $2 million respectively, towards key management personnel. For the six months ended September 30, 2025 and September 30, 2024, includes a charge of $4 million and $4 million respectively, towards key management personnel. (Refer note 2.11).

(2)	Does not include post-employment benefits and other long-term benefits, based on actuarial valuation as these are done for the Company as a whole.

2.15 Segment reporting

IFRS 8 Operating Segments establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance.

The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in public service. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations

2.15.1 Business segments

For the three months ended September 30, 2025 and September 30, 2024

(Dollars in millions)

Particulars	Financial Services(1)	Manufacturing	Energy, Utilities, Resources and Services	Retail(2)	Communication(3)	Hi-Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	1,406	838	678	643	616	422	327	146	5,076
	1,332	767	662	650	583	390	359	151	4,894
Identifiable operating expenses	801	507	381	321	388	267	206	92	2,963
	747	486	378	322	378	226	223	100	2,860
Allocated expenses	256	132	126	126	112	68	60	33	913
	243	126	113	117	98	70	63	33	863
Segment Profit	349	199	171	196	116	87	61	21	1,200
	342	155	171	211	107	94	73	18	1,171
Unallocable expenses									135
									138
Operating profit									1,065
									1,033
Other income, net									112
									85
Finance Cost									12
									13
Profit before income taxes									1,165
									1,105
Income tax expense									325
									327
Net profit									840
									778
Depreciation and amortization									135
									138
Non-cash expenses other than depreciation and amortization									-

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

For the six months ended September 30, 2025 and September 30, 2024

(Dollars in millions)

Particulars	Financial Services(1)	Manufacturing	Energy, Utilities, Resources and Services	Retail(2)	Communication(3)	Hi-Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	2,785	1,634	1,349	1,304	1,211	807	648	280	10,018
	2,629	1,460	1,288	1,301	1,151	767	703	309	9,608
Identifiable operating expenses	1,580	1,006	765	662	778	496	406	169	5,862
	1,477	940	704	645	751	439	434	191	5,581
Allocated expenses	509	263	245	248	215	134	117	64	1,795
	497	244	226	235	198	136	123	66	1,725
Segment Profit	696	365	339	394	218	177	125	47	2,361
	655	276	358	421	202	192	146	52	2,302
Unallocable expenses									268
									276
Operating profit									2,093
									2,026
Other income, net									234
									186
Finance Cost									24
									26
Profit before income taxes									2,303
									2,186
Income tax expense									654
									644
Net profit									1,649
									1,542
Depreciation and amortization									268
									276
Non-cash expenses other than depreciation and amortization									-
									-

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

2.15.2 Significant clients

No client individually accounted for more than 10% of the Revenue for the three months and six months ended September 30, 2025 and September 30, 2024, respectively.

2.16 Revenue from Operations

Accounting Policy:

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight-line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to cost of sales over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its interim Consolidated Statement of Comprehensive Income.

Revenues for the three months and six months ended September 30, 2025 and September 30, 2024 is as follows

(Dollars in millions)

Particulars	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
Revenue from software services	4,837	4,673	9,551	9,169
Revenue from products and platforms	239	221	467	439
Total revenue from operations	5,076	4,894	10,018	9,608

Products & platforms

The Group also derives revenues from the sale of products and platforms like Finacle – core banking solution, Edge Suite of products, Panaya platform, Stater digital platform and Infosys McCamish – insurance platform.

Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer note 2.15). The table below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

For the three months and six months ended September 30, 2025 and September 30, 2024

(Dollars in millions)

Particulars	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
Revenues by Geography*
North America	2,856	2,807	5,645	5,582
Europe	1,611	1,458	3,171	2,799
India	158	154	301	301
Rest of the world	451	475	901	926
Total	5,076	4,894	10,018	9,608

*	Geographical revenue is based on the domicile of customer

The percentage of revenue from fixed-price contracts for each of the three months ended September 30, 2025 and September 30, 2024 is 54%. The percentage of revenue from fixed-price contracts for each of the six months ended September 30, 2025 and September 30, 2024 is 54%.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the consolidated balance sheet.

2.17 Unbilled Revenue

(Dollars in millions)

Particulars	As at
	September 30, 2025	March 31, 2025
Unbilled financial asset (1)	1,261	1,195
Unbilled non financial asset (2)	611	569
Total	1,872	1,764

(1)	Right to consideration is unconditional and is due only after a passage of time.
(2)	Right to consideration is dependent on completion of contractual milestones.

2.18 Equity

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Share premium.

Share premium

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the interim condensed consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

The Company has only one class of shares referred to as equity shares having a par value of 5/-.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the interim condensed consolidated Statement of Comprehensive Income upon the occurrence of the related forecasted transaction.

Other components of equity

Other components of equity include currency translation, re-measurement of net defined benefit liability/asset, fair value changes of equity instruments fair valued through other comprehensive income, changes on fair valuation of investments, net of taxes.

2.18.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.18.2 Liquidation

In the event of liquidation of the company, the holders of shares shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

2.18.3 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.18.4 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 9,091,403 shares and 9,655,927 shares were held by controlled trust, as at September 30, 2025 and March 31, 2025, respectively

2.18.5 Capital allocation policy

Effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any.

Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any). Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Update on buyback announced in September 2025

The Board, at its meeting on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount of 18,000 crore, subject to shareholders' approval by way of Postal Ballot. The Buyback offer if approved by shareholders would comprise a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800 per Equity share. The buyback is proposed to be made from all eligible equity shareholders (including those who become equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (to be determined by the Board/ Buyback Committee) on a proportionate basis through the "Tender offer" route. The Company has sent out a notice to its shareholders as of September 26, 2025 seeking the approval of the shareholders through postal ballot. The voting for this postal ballot is expected to end on November 4, 2025.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of September 30, 2025, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

Particulars	Six months ended September 30, 2025		Six months ended September 30, 2024
	in	in US Dollars	in	in US Dollars
Final dividend for fiscal 2025	22.00	0.26	–	–
Special dividend for fiscal 2024	–	–	8.00	0.10
Final dividend for fiscal 2024	–	–	20.00	0.24

The Board of Directors in their meeting held on April 17, 2025 recommended a final dividend of 22/- per equity share (approximately $0.26 per equity share) for the financial year ended March 31, 2025. The same was approved by the shareholders at the Annual General Meeting (AGM) of the Company held on June 25, 2025 which resulted in a net cash outflow of $1,062 million, excluding dividend paid on treasury shares. The final dividend was paid on June 30, 2025.

The Board of Directors in their meeting held on October 16, 2025 declared an interim dividend of 23/- per equity share (approximately $0.26 per equity share) which would result in a net cash outflow of approximately 9,534 crore ($1,074 million) excluding dividend paid on treasury shares.

2.19 Break-up of expenses and other income, net

Accounting policy

2.19.1 Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profits in the interim condensed consolidated statement of comprehensive income.

2.19.2 Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.19.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

2.19.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.19.5 Other income, net

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.19.6 Foreign Currency

Functional currency and presentation currency

The functional currency of Infosys, its Indian subsidiaries and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate the investors’ ability to evaluate Infosys’ performance and financial position in comparison to similar companies domiciled in other geographic locations.

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the interim condensed Consolidated Statement of Comprehensive Income and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Statement of Comprehensive Income. However, when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

2.19.7 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

2.19.8 Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

The table below provides details of break-up of expenses:

Cost of sales

(Dollars in millions)

Particulars	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
Employee benefit costs	2,394	2,316	4,784	4,573
Depreciation and amortization	135	138	268	276
Travelling costs	39	36	77	75
Cost of technical sub-contractors	443	381	852	761
Cost of software packages for own use	73	69	148	136
Third party items bought for service delivery to clients	380	398	739	742
Consultancy and professional charges	(1)	8	–	21
Communication costs	10	11	18	19
Repairs and maintenance	17	14	34	29
Provision for post-sales client support and other provisions	9	16	(12)	3
Others	17	13	25	24
Total	3,516	3,400	6,933	6,659

Selling and marketing expenses

(Dollars in millions)

Particulars	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
Employee benefit costs	191	173	379	343
Travelling costs	15	12	30	24
Branding and marketing	33	30	78	72
Consultancy and professional charges	10	5	16	9
Communication costs	1	–	1	–
Others	4	1	8	6
Total	254	221	512	454

Administrative expenses

(Dollars in millions)

Particulars	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
Employee benefit costs	92	86	185	169
Consultancy and professional charges	45	41	93	77
Repairs and maintenance	32	31	63	62
Power and fuel	7	7	13	15
Communication costs	8	10	17	19
Travelling costs	7	7	14	13
Rates and taxes	9	11	19	25
Insurance charges	10	9	19	18
Commission to non-whole time directors	1	–	1	1
Impairment loss recognized/(reversed) under expected credit loss model	–	11	4	11
Contribution towards Corporate Social Responsibility	17	19	31	39
Others	13	8	21	20
Total	241	240	480	469

Other income for the three months and six months ended September 30, 2025 and September 30, 2024 is as follows:

(Dollars in millions)

Particulars	Three months ended September 30,		Six months ended September 30,
	2025	2024	2025	2024
Interest income on financial assets carried at amortized cost	56	45	113	85
Interest income on financial assets carried at fair value through other comprehensive income	28	26	67	65
Gain/(loss) on investments carried at fair value through profit or loss	6	9	15	22
Gain/(loss) on investments carried at amortized cost	6	–	9	–
Exchange gains / (losses) on forward and options contracts	(77)	(48)	(156)	(43)
Exchange gains / (losses) on translation of other assets and liabilities	91	46	178	46
Others	2	7	8	11
Total	112	85	234	186

for and on behalf of the Board of Directors of Infosys Limited
Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director
Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru October 16, 2025